June 5, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 123 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 124 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) To merge the JNL/Mellon Capital NYSE® International 25 Fund of JNL Variable Fund LLC into the JNL/Mellon Capital International Index Fund of JNL Series Trust, effective September 15, 2014.

2) To add the following new funds and respective Investment Sub-Advisers, effective September 15, 2014:

the JNL/Boston Partners Global Long Short Equity Fund [1]; and
the JNL/S&P International 5 Fund [2].
[1]New Investment Sub-Adviser: Robeco Investment Management, Inc.
[2] Existing Investment Sub-advisers: Mellon Capital Management Corporation; and Standard & Poor's Investment Advisory Services LLC will co-sub-advise this fund.

3) To revise the investment strategy for the JNL/Mellon Capital Utilities Sector Fund, effective September 15, 2014.

4) To reflect other changes

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.

June 5, 2014

U.S. Securities and Exchange Commission	Via E-Mail
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary